SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: December 10, 2004
(Date of earliest event reported)

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On December 7, 2004, Umpqua Bank entered into a 52,924 square foot office and retail expansion lease with OR-BF Plaza Limited Partnership for space at Equity Office's Benjamin Franklin Plaza in downtown Portland, Oregon. The term of the lease expires November 30, 2016, and Umpqua Bank has two five-year extension options.

Item 1.02   Termination of a Material Definitive Agreement.

On December 6, 2004, Patrick J. Rusnak, EVP, delivered notice of his intent to resign effective July 9, 2005, pursuant to the terms of his employment agreement.

Item 7.01   Regulation FD Disclosure.

On November 6-7, 2004, Umpqua Bank successfully completed the conversion of Humboldt Bank's data processing systems, including its mainframe and network environments.

On December 9, 2004, Umpqua Holdings Corporation issued a press release announcing Umpqua Bank's lease of retail and office space at the Benjamin Franklin Plaza in Portland, Oregon.

Item 9.01   Financial Statements and Exhibits.

(a)	Not applicable.
(b)	Not applicable.
(c)	Exhibits.
	99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: <u>December 10, 2004</u>   By: <u>/s/ Kenneth E. Roberts</u>
                                            Kenneth E. Roberts
                                            Assistant Secretary

EXHIBIT 99.1

For Immediate Release
CONTACT:
Equity Office: Cynthia Rogers, 312-466-3593
Umpqua Bank: Lani Hayward, 503-228-2117
Norris, Beggs & Simpson: Kim Kamerer, 503-273-0371

<u>UMPQUA BANK SIGNS ONE OF PORTLAND'S LARGEST OFFICE SPACE LEASES</u>

Corporate Headquarters to Move to Equity Office's Benjamin Franklin Plaza

PORTLAND (December 9, 2004) - Umpqua Bank, a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ), has signed a 52,924-square-foot expansion lease at Equity Office's Benjamin Franklin Plaza. The lease, to be taken over the next five years, will make Umpqua the building's largest tenant. Mark Friel of Norris Beggs & Simpson represented Umpqua in the transaction, and Eric Castle, leasing representative, represented Equity Office.

"As one of the largest community banks in the west, Umpqua's roots are in Oregon and we're proud to be headquartered here," said Ray Davis, chief executive officer of Umpqua Holdings Corporation. "Moving to this location will further solidify our corporate presence. We're pleased to be a part of Portland's business community and we see this expansion as an opportunity to further invest in the city."

"This is one of the largest deals to date for the Portland office market," said Patrick Callahan, senior vice president of Equity Office's Seattle Region. "Equally important, this is a great opportunity for us to retain and expand one of Portland's most visible regional banks, while securing long-term occupancy in one Portland's key downtown buildings. We are pleased to retain the bank as a customer in Portland and hope to continue serving its growing business needs throughout our West Coast portfolio."

Umpqua Bank currently leases 11,891 square feet, including a 5,303-square-foot bank branch on the lobby level and 6,588 square feet of office space on the 9th Floor. Umpqua Bank also recently signed a new lease at Equity Office's Plaza East building in Bellevue, Wash. The company will take occupancy of a 6,224-square-foot space for the bank's first permanent branch location in Bellevue in the first quarter of 2005.

About Benjamin Franklin Plaza
Located in Portland's central business district, bounded by Naito Parkway, SW Jefferson St., SW 1st Ave., and SW Columbia St., the 19-story Benjamin Franklin Plaza is comprised of more than 270,000 square feet of Class A office space, with 17,000-square-foot floorplates. Amenities include retail services on the ground floors and underground parking.

About Umpqua Bank
Umpqua Bank, headquartered in Roseburg, Ore., is a subsidiary of Umpqua Holdings Corporation (NASDAQ: UMPQ) and has 92 locations between Sacramento, Calif. and Vancouver, Wash., along the Oregon and Northern California Coast and in Central Oregon. Umpqua Bank was named #1 on "The 100 Best Companies to Work for in Oregon" large companies list for 2004 by *Oregon Business Magazine*. Umpqua Holdings also owns retail brokerage subsidiary Strand, Atkinson, Williams & York, Inc., which has 19 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Umpqua Bank's Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com.

About Norris, Beggs & Simpson
Norris, Beggs & Simpson, in business for over 72 years, is a regional real estate brokerage, asset and property management, and mortgage financing firm with offices in major cities in Oregon and Washington. It is affiliated with the NAI, a global real estate service provider with more than 280 offices in 40 countries throughout the United States, Canada, Latin America and the Caribbean, Europe and Asia Pacific. NAI is the nation's largest organization of independent industrial and commercial real estate professionals.

About Equity Office
Equity Office Properties Trust (NYSE:EOP), operating through its various subsidiaries and affiliates, is the nation's largest publicly held office building owner and manager with a portfolio of 706 buildings comprising 125.9 million square feet in 18 states and the District of Columbia. Equity Office has an ownership presence in 27 Metropolitan Statistical Areas (MSAs) and in 125 submarkets, enabling it to provide wide range of office solutions for local, regional and national customers. For more company information, visit the Equity Office website at www.equityoffice.com

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